NEWS RELEASE

September 15, 2008	Release 06-2008

CARMACKS COPPER PROJECT ENDORSED BY YUKON GOVERNMENT

VANCOUVER, B.C. Western Copper Corporation (“Western Copper”) (TSX:WRN) is pleased to announce that the Yukon Government issued a Decision Document agreeing with the recommendation of the Yukon Environmental and Socio-economic Assessment Board (“YESAB”) that the Carmacks Copper Project proceed.

The issuance of the positive Decision Document on September 12, 2008 completes the assessment process under the Yukon Environmental and Socio-economic Assessment Act (“YESAA”).

Obtaining the Quartz Mining License is Western Copper’s next step in the regulatory process. The Quartz Mining License will give Western Copper the right to build the Carmacks Copper mine. Western Copper looks forward to working with the regulatory authorities to ensure the timely issuance of this license.

“This is a groundbreaking day for mining in the Yukon as the Carmacks Copper Project is the first mining project to be approved by the Yukon Government under YESAA. We are confident that YESAB thoroughly reviewed all environmental and socio-economic aspects of the project and that the mine will make a positive contribution to the Yukon,” says Western Copper’s chairman and CEO, Dale Corman.

On behalf of the board,

Dale Corman
F. Dale Corman
Co-Chairman & CEO

For more information, please contact:

Chiara Orrigoni - Investor Relations
Dale Corman - Chairman & CEO

T 604.684.9497
info@westerncoppercorp.com

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives ofWestern Copper Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

Cautionary Note to U.S. Investors:

The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in Western’s Form 20-F, File No. 000-52231, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com